EXHIBIT 99.4

2005 Notice of meeting
Meeting
global needs
for minerals and metals

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Rio Tinto

This document is important. Please read it straight away. If you have any doubts about the action you should take, contact your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your shares in Rio Tinto plc, please hand this document, the accompanying 2004 Annual report and financial statements or 2004 Annual review and proxy form at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

The annual general meeting will be held at 11.00 am on Thursday, 14 April 2005 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1.

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Letter from the chairman

Rio Tinto plc
(Registered in England, No: 719885)

Registered Office:
6 St James’s Square
London, SW1Y 4LD

14 March 2005

Dear Shareholder,
I am pleased to invite you to the Company’s forty third annual general meeting which will be held at 11.00 am on Thursday, 14 April 2005 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1.
     Your participation in the annual general meeting is important to the Company and if you are unable to attend the meeting, please complete and return the enclosed proxy form in the envelope provided. Alternatively, you may submit a proxy via the internet, or if you are a user of the CREST system, including a CREST personal member, by having the appropriate CREST message transmitted electronically. If you wish to make use of one of these alternative services please see the proxy form for details. Submitting a proxy form will ensure your vote is recorded, but will not prevent you from attending and voting at the meeting itself.
     The formal notice of meeting is set out on pages 2 and 3. Full explanatory notes of each resolution may be found on pages 4 to 9.
     There will be an opportunity for shareholders to ask questions on each resolution. However, I intend to keep discussions focussed on each resolution as they arise and will take questions on the Annual report and financial statements following the conclusion of the formal business of the meeting.
     Your directors are unanimously of the opinion that the resolutions to be proposed at the annual general meeting are in the best interests of shareholders and of the Company. Accordingly, they recommend you vote in favour of the resolutions as they intend to do in respect of their own beneficial holdings.
     The parallel Rio Tinto Limited meeting this year will take place on 29 April 2005. The result of the vote at the Rio Tinto plc meeting on class rights actions and joint decision matters will be determined when the relevant polls are closed at the Rio Tinto Limited meeting and the results will be announced to the press and relevant stock exchanges, posted on our website, and also advertised in the Financial Times.
     Each year we send an increasing level of documentation to shareholders. All shareholder documents together with other Rio Tinto publications are available, free of charge, on the Rio Tinto website. To help us reduce our impact on the environment you may request to receive these electronically by email. If you would like to receive these documents electronically, please register on the Company’s website www.riotinto.com
     To further help reduce the level of documentation, rather than sending a dividend tax voucher at the time of each dividend payment, from the 2006 annual shareholder mailing onwards, we intend to send an annual consolidated dividend tax voucher at the time of the annual mailing. Further details can be found in the letter enclosed with this mailing, or from our registrars, Computershare.
     The board and I look forward to your participation at the annual general meeting and thank you for your continued support.

Yours sincerely

Paul Skinner Chairman

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   2005 Notice of meeting

Notice is hereby given that the forty third annual general meeting of Rio Tinto plc will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1 on Thursday, 14 April 2005 at 11.00 am for the following purposes:

Special business
1.	To consider and, if thought fit, pass the following resolution which will be proposed as an ordinary resolution:

that the authority and power conferred on the directors in relation to their general authority to allot shares by paragraph (B) of Article 9 of the Company’s articles of association be renewed for the period ending on the date of the annual general meeting in 2006 or on 13 April 2006, whichever is the later, and for such period the Section 80 Amount shall be £34.35 million.

2.	To consider and, if thought fit, pass the following resolution which will be proposed as a special resolution:

that the authority and power conferred on the directors in relation to rights issues and in relation to the Section 89 Amount by paragraph (B) of Article 9 of the Company’s articles of association be renewed for the period ending on the date of the annual general meeting in 2006 or on 13 April 2006, whichever is the later, and for such period the Section 89 Amount shall be £6.90 million.

3.	To consider and, if thought fit, pass the following resolution which will be proposed as a special resolution:

(a) that Rio Tinto plc, Rio Tinto Limited and any subsidiaries of Rio Tinto Limited be and are hereby authorised to purchase ordinary shares of 10p each issued by Rio Tinto plc (“RTP Ordinary Shares”), such purchases to be made, in the case of Rio Tinto plc, by way of market purchase (within the meaning of Section 163 of the Companies Act 1985) provided that this authority shall be limited;

(i) so as to expire on 13 October 2006;

(ii) so that the number of RTP Ordinary Shares which may be purchased pursuant to this authority shall not exceed 106.8 million RTP Ordinary Shares (representing approximately ten per cent of the issued ordinary share capital of the Company as at14 February 2005);

		(iii)	so that the maximum price payable for each such RTP Ordinary Share shall be not more than five per cent above the average of the middle market quotations for RTP Ordinary Shares as derived from the London Stock Exchange Daily Official List during the period of five business days immediately prior to such purchase; and

		(iv)	so that the minimum price payable for each such RTP Ordinary Share shall be 10p;

	(b)	that Rio Tinto plc be and is hereby authorised to purchase off-market from Rio Tinto Limited and any of its subsidiaries any RTP Ordinary Shares acquired under the authority set out under (a) above on the terms set out in the proposed agreement between Rio Tinto plc and Rio Tinto Limited (a draft of which has been produced to the meeting and is for the purpose of identification marked ‘A’ and initialled by the Chairman), such authorisation to expire on 13 October 2006 and such proposed agreement be hereby approved for the purpose of Section 165 of the Companies Act 1985.

4.	To consider and, if thought fit, pass the following resolution which will be proposed as a special resolution:

that, subject to the consent in writing of the holder of the Special Voting Share, approval is hereby given to buy-backs by Rio Tinto Limited of fully paid ordinary shares in Rio Tinto Limited (“RTL Ordinary Shares”) in the 12 month period following this approval:

	(a)	under one or more off-market buy-back tender schemes in accordance with the terms described in the Explanatory notes which accompany this Notice (“the Buy-Back Tenders”), but only to the extent that the number of RTL Ordinary Shares bought back under the Buy-Back Tenders, together with the number of RTL Ordinary Shares bought back on-market by Rio Tinto Limited, does not exceed in that 12 month period ten per cent of the minimum number of RTL Ordinary Shares on issue (excluding from the calculation of that minimum number for all purposes those RTL Ordinary Shares held by or on behalf of Tinto Holdings Australia Pty Limited (“THA”) or any other subsidiary of Rio Tinto plc during such period; and

(b) following any Buy-Back Tender, from THA upon the terms and subject to the conditions set out in the draft buy-back agreement between Rio Tinto Limited and THA (entitled ‘THA Matching Buy-Back Agreement’), a draft copy of which has been produced to the meeting and for the purposes of identification, marked ‘B’ and initialled by the Chairman.

5.	To consider and, if thought fit, pass the following resolution which will be proposed as a special resolution on which the holder of the Special Voting Share shall be entitled to vote in accordance with Article 60(B)(i) of the Company’s articles of association:

that, subject to the consent in writing of the holder of the Special Voting Share and subject to the passing of resolution 6, Article 33(A)(iii) of the Company’s articles of association and Rule 7(a)(iii) of Rio Tinto Limited’s constitution each be amended by adding after the words “of its own ordinary shares”, the following:

“(except for such a purchase at, around or below prevailing market prices for those shares where the purchase occurs in accordance with Applicable Regulation).”

6.	To consider and, if thought fit, pass the following resolution which will be proposed as a special resolution:

that, subject to the consent in writing of the holder of the Special Voting Share and subject to the passing of resolution 5, approval is hereby given for the following amendments to the DLC Merger Sharing Agreement dated 21 December 1995 (the “Sharing Agreement”) between the Company and Rio Tinto Limited:

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(a) adding the following words to the end of Clause 5.1.2 (b) of the Sharing Agreement:

“(except for such a purchase at, around or below prevailing market prices for those shares where the purchase occurs in accordance with Applicable Regulation)”; and

(b) amending paragraph 3 of Schedule 1 of the Sharing Agreement by deleting the words “at or around prevailing market prices” and inserting in their place the words “at, around or below prevailing market prices for the shares being purchased”.

7.	To consider and, if thought fit, pass the following resolution which will be proposed as an ordinary resolution:

that in order for options granted to employees resident in France, under the Rio Tinto Share Savings Plan, to continue to qualify for French tax approval, the grant of options by the directors to employees resident in France pursuant to the Rio Tinto Share Savings Plan rules produced to the meeting and for the purposes of identification marked ‘C’ and initialled by the Chairman, be approved.

Ordinary business
8.	To elect Richard Goodmanson as a director.

9.	To elect Ashton Calvert as a director.

10.	To elect Vivienne Cox as a director.

11.	To re-elect Paul Skinner as a director.

12.	To re-appoint PricewaterhouseCoopers LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting at which accounts are laid before the Company and to authorise the Audit Committee to determine their remuneration.

13.	To approve the Remuneration report as set out in the 2004 Annual review and the 2004 Annual report and financial statements.

14.	To receive the Company’s financial statements and the report of the directors and auditors for the year ended 31 December 2004.
A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy, together with any power of attorney under which it is signed, should reach the transfer office of the Company at Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH not less than 48 hours before the time appointed for holding the meeting.

By order of the Board

Anette Lawless, Secretary
6 St James’s Square
London, SW1Y 4LD
14 March 2005
Notes
1.	Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, Rio Tinto plc specifies that only those shareholders registered in the register of members of the Company as at 6.00 pm on 13 April 2005 shall be entitled to attend and vote at the aforesaid meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 pm on 13 April 2005 shall be disregarded in determining the rights of any person to attend and vote at the meeting.

2.	A proxy may not speak at the meeting except with the permission of the chairman of the meeting. For instructions on how to vote by proxy, please see the enclosed proxy form.

3.	The voting arrangements for shareholders under the Group’s dual listed companies structure are explained in the shareholder information sections of the Annual review and Annual report and financial statements.

4.	Agenda items 1, 2, 3 and 7 will be put to Rio Tinto plc shareholders only. As class rights actions, Agenda items 4, 5 and 6 will require a separate special resolution of public shareholders of the Company and Rio Tinto Limited and all of the other resolutions will be dealt with under the joint electoral procedure.

5.	The following documents may be inspected at the registered office of Rio Tinto plc and at the offices of Linklaters, One Silk Street, London EC2Y 8HQ, during normal business hours on any business day from the date of this notice until the close of the Rio Tinto Limited annual general meeting on 29 April 2005, and also at The Queen Elizabeth II Conference Centre for at least 15 minutes prior to and during the Rio Tinto plc annual general meeting:

(a) proposed Agreement between Rio Tinto plc and Rio Tinto Limited for the purchase off-market of ordinary shares of 10p each issued by Rio Tinto plc.

(b) proposed THA Matching Buy-Back Agreement.

(c) proposed rules for the Rio Tinto Share Savings Plan.

(d) proposed articles of association of the Company.

(e) proposed constitution of Rio Tinto Limited.

6.	Copies of directors’ service contracts with a Rio Tinto Group Company are available for inspection at the Company’s registered office during normal business hours on any business day and at The Queen Elizabeth II Conference Centre for at least 15 minutes prior to and during the meeting.

7.	Mobile phones may not be used in the meeting hall and cameras, tape or video recorders are not allowed in the meeting hall.

8.	To facilitate entry into the meeting, shareholders are requested to bring with them the attendance card, which is attached to the proxy card.

9.	Shareholders should note that the doors to the AGM will be open from 10.15 am.

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Appendix

Explanatory notes on the resolutions to be proposed at the 2005 annual general meeting.

Resolution 1 – General authority to allot shares
This resolution asks shareholders to renew the directors’ authority to allot unissued shares and other ‘relevant securities’ as defined in Section 80 of the Companies Act 1985. The authority, if approved, would allow the directors to allot such unissued shares and other ‘relevant securities’ up to a nominal value of £34.35 million (the ‘Section 80 Amount’), which is, in accordance with corporate governance best practice recommendations, equivalent to approximately 32 per cent of the total issued ordinary share capital of Rio Tinto plc as at 14 February 2005. There are no present plans to allot unissued shares other than in connection with employee share and incentive plans. The directors believe, however, that they should continue to have this authority to enable such allotments to take place to finance business opportunities as they arise.

Resolution 2 – Disapplication of pre-emption rights
If the directors wish to allot unissued shares (and other equity securities) for cash, the Companies Act 1985 requires that these shares are offered first to shareholders in proportion to their existing holdings. This is known as shareholders’ pre-emption rights. There may be occasions, however, when, in order to act in the best interests of the Company, the directors need the flexibility to finance business opportunities as they arise without offering securities on a pre-emptive basis. Therefore, this resolution asks shareholders to renew the directors’ authority to allot shares for cash up to a nominal value of £6.90 million (the ‘Section 89 Amount’), equivalent to five per cent of the combined issued capital of Rio Tinto plc and Rio Tinto Limited as at 14 February 2005, excluding the shares held by Rio Tinto plc in Rio Tinto Limited, without the shares first being offered to existing shareholders. The resolution also confers authority to allot shares (and other equity securities) in connection with a rights issue (as defined in the Company’s articles of association).

Resolution 3 – Share purchase approval of Rio Tinto plc shares
As announced on 3 February 2005, the current strength of the Rio Tinto Group’s cash flow means that in addition to comfortably funding current planned investments, capital can be returned to shareholders while maintaining the flexibility to take advantage of acquisition and organic expansion opportunities as and when they arise. Accordingly, Rio Tinto announced a 20 per cent increase to the annual dividend, thereby setting a new higher baseline for the continuation of Rio Tinto’s progressive dividend policy, and an intention to return up to US$1.5 billion of capital to shareholders during the course of 2005 and 2006, subject to market conditions.
      As announced, the intention is therefore once again to seek approval from the Company’s shareholders to renew the existing authority to make on-market purchases of shares in the Company. While it is Rio Tinto’s intention to exercise this authority, the precise manner and timing of such purchases will be determined by, amongst other things, prevailing market conditions.
      Rio Tinto also announced an intention to seek shareholder approval to make off-market buy-backs of shares in Rio Tinto Limited through a tender process. This approval is the subject of resolution 4, and is discussed further below. Finally, Rio Tinto also announced that, as in previous years, it would seek shareholder approval to renew its existing authorities to buy back shares in Rio Tinto Limited on-market as well as those held (indirectly) by the Company. Renewal of those authorities is voted on by Rio Tinto Limited’s shareholders only.
      The directors will only buy back shares, whether on-market or off-market and whether in the Company or in Rio Tinto Limited, where they believe it is in the interests of shareholders in the Group to do so.
      Accordingly resolution 3 seeks authority in relation to the purchase of up to 106.8 million of Rio Tinto plc’s ordinary shares by Rio Tinto plc itself, by Rio Tinto Limited or by any subsidiary of Rio Tinto Limited, representing approximately ten per cent of its issued ordinary share capital as at 14 February 2005. It renews the authority in relation to such purchases which was granted at the 2004 annual general meeting and which expires on 6 October 2005.
      Up to 14 February 2005 there had been no such purchases of shares under the authority granted at the 2004 annual general meeting. However, there may be circumstances when a share purchase by Rio Tinto plc, Rio Tinto Limited or any of its subsidiaries would be in the best interests of the shareholders and so the

Company is seeking to renew the authority. The maximum price to be paid for the purchase of Rio Tinto plc’s ordinary shares (exclusive of expenses) would be an amount not more than five per cent above the average of the middle market quotations for its ordinary shares as derived from the London Stock Exchange Daily Official List during the period of five business days immediately preceding each purchase. The minimum price payable (exclusive of expenses) per ordinary share will be the nominal value of 10p.
      Shareholders should note that, following the introduction of the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003, any ordinary shares purchased by the Company under the authority granted by this resolution may be held by the Company as treasury shares or dealt with by the Company in accordance with the Companies Act 1985 (which might involve the sale of such shares for cash, the transfer of such shares to an employees’ share plan or their cancellation). Whenever any shares are held as treasury shares, all dividend and voting rights on these shares will be suspended. As at 14 February 2005, no treasury shares were held by the Company.
      In order to permit Rio Tinto plc to repurchase off-market any of its ordinary shares that might have been purchased by Rio Tinto Limited or any of its subsidiaries, the Companies Act 1985 requires the agreement or proposed agreement for such repurchases to be approved in advance by special resolution. The proposed agreement between Rio Tinto plc and Rio Tinto Limited provides for the off-market repurchase of Rio Tinto plc’s ordinary shares for a consideration in cash at a price determined therein. It is of no economic significance to the shareholders of either Company if Rio Tinto Limited or any of its subsidiaries make a gain or loss on such transactions involving Rio Tinto plc’s ordinary shares as they have no effect on the Group’s overall resources. Shareholders will be aware that the equalisation principles set out in the Sharing Agreement mean that the effect of share purchases on entitlements to capital and income will be the same for all continuing shareholders regardless of which Company’s shares are purchased or which Company acts as the purchaser.
      By way of illustration the purchase of one per cent of the ordinary shares in both Rio Tinto plc and Rio Tinto Limited at the share prices

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prevailing as at 14 February 2005 would increase net debt and reduce shareholders’ funds by about US$446million and, on the basis of the Group’s 2004 financial statements, would increase the ratio of net debt to total capital by 2.6 per cent.
      The total number of options to subscribe for shares outstanding at 14 February 2005 was 9,253,990 million, which represents 0.87 per cent. of the issued ordinary share capital at that date. If the Company were to buy back the maximum number of shares permitted pursuant to this resolution, then the number of options to subscribe for shares outstanding at 14 February 2005 would represent 0.96 per cent of the issued ordinary share capital.

Resolution 4 – Rio Tinto Limited buy-backs
As noted above, as part of Rio Tinto’s proposed capital return programme, the board is seeking shareholder approval under resolution 4 for Rio Tinto Limited to make off-market purchases of fully paid ordinary shares (“RTL Ordinary Shares”) in Rio Tinto Limited during the next 12 months under one or more off-market tender buy-back schemes (the “Buy-Back Tenders”), subject to a ten per cent limit of the RTL Ordinary Shares held by the public (more particularly described below).
      An off-market buy-back tender is a capital management mechanism which is becoming increasingly popular amongst Australian companies. It enables Australian companies to buy back shares at a material discount to prevailing market prices. In the case of the proposed Buy-Back Tenders by Rio Tinto Limited, it is the intention of the board that the buy-backs would occur at a discount of at least eight per cent to the prevailing market prices for RTL Ordinary Shares. A Buy-Back Tender provides an efficient means of returning capital to shareholders and is expected to improve earnings per share and return on equity for all shareholders.
      Participation by Rio Tinto Limited shareholders is voluntary and is likely to be attractive to a range of Rio Tinto Limited shareholders because of the treatment of the buy-back proceeds under the Australian tax regime. In particular, under Australian taxation law, the price paid to shareholders to buy back their RTL Ordinary Shares will have two components for Australian tax purposes: a capital component and a deemed dividend component. The deemed dividend component will be “fully franked”, which for Rio Tinto

Limited shareholders who are Australian tax residents means that they will be entitled to an income tax credit representing the Australian corporate income tax that Rio Tinto Limited has paid in respect of the profits from which the dividend is derived. Given the differences between Australian and UK tax provisions, the board does not believe there would be any advantage in commencing an off-market tender buy-back in respect of the Company. Rather, the current intention is to buy back shares in the Company on-market, subject to, amongst other things, prevailing market conditions. However, Buy-Back Tenders by Rio Tinto Limited will benefit shareholders of the Group as they allow Rio Tinto Limited to buy-back RTL Ordinary Shares at a discount which the board intends to be at least eight per cent to the prevailing market prices for RTL Ordinary Shares. The board also believes that Buy-Back Tenders can be undertaken without prejudicing Rio Tinto’s ability to maintain its progressive dividend policy.
      For each Buy-Back Tender that proceeds, a booklet containing the complete terms of the Buy-Back Tender (“Buy-Back Booklet”) will be sent to eligible shareholders in Rio Tinto Limited. A summary of the proposed key terms and further information in relation to Rio Tinto Limited, is set out on pages 8 to 9. While Rio Tinto has decided to commence a Buy-Back Tender during April, no decision has been made on any future Buy-Back Tenders.
      Tinto Holdings Australia Pty Ltd (“THA”), a wholly owned subsidiary of the Company, currently holds approximately 37.5 per cent of the RTL Ordinary Shares. THA intends not to participate directly in any Buy-Back Tender. However, after a Buy-Back Tender has occurred, Rio Tinto Limited intends to buy back RTL Ordinary Shares from THA under a buy-back agreement (a “THA Matching Buy-Back Agreement”) at the same price as is set under the relevant Buy-Back Tender and the number of RTL Ordinary Shares to be bought back will be that number so that THA’s proportional shareholding is not increased as a result of the Buy-Back Tender (a “THA Matching Buy-Back”). By not tendering its RTL Ordinary Shares into a Buy-Back Tender, but rather accepting the same price as is set under the Buy-Back Tender, THA will not influence the price set under a Buy-Back Tender or the ability of other shareholders to have their RTL Ordinary Shares acquired under a Buy-Back Tender. Resolution 4 also seeks the required approval from shareholders for each THA Matching Buy-Back and each THA Matching Buy-Back Agreement. Rio Tinto Limited is also seeking to renew its existing authorities to buy back shares from THA under an off-market buy-back at a price based on the prevailing market prices (this is voted on by Rio Tinto Limited shareholders only). Any such buy-backs would be separate from the buy-backs contemplated by a THA Matching Buy-Back.
      Under the current Rio Tinto dual listed companies structure, the Buy-Back Tenders and the THA Matching Buy-Backs constitute ‘Class Rights Actions’ and so require approval by a special resolution passed separately by the public shareholders of each of Rio Tinto Limited and the Company.
      The authority granted by resolution 4 only permits Rio Tinto Limited to buy back shares under one or more Buy-Back Tenders during the next 12 month period up to a ten per cent limit. Under this ten per cent limit, the number of RTL Ordinary Shares bought back by Rio Tinto Limited under the Buy-Back Tenders, plus the number of RTL Ordinary Shares bought back by Rio Tinto Limited on-market, must not during that 12 month period exceed ten per cent of the minimum number of the RTL Ordinary Shares on issue during such period (excluding from the calculation of that minimum number for all purposes those shares held by or on behalf of THA or any other subsidiary of the Company). In addition, in calculating the number of shares able to be bought back by Rio Tinto Limited under this limit, shares bought back by Rio Tinto Limited from THA are not included.
      As at 14 February 2005, there were 499,506,917 RTL Ordinary Shares in issue. Based on this number, under the ten per cent limit described above, the maximum number of RTL Ordinary Shares that could be acquired would be around 31.2 million RTL Ordinary Shares.
      As indicated in the announcement on 3 February 2005, Rio Tinto Limited is initially targeting to buy back between A$400 million and A$500 million worth of RTL Ordinary Shares under a Buy-Back Tender. However, Rio Tinto Limited reserves the right to vary the size of that Buy-Back Tender, or not to purchase shares at all, in light of the level of demand and other market and economic factors. The board of Rio Tinto Limited may also, if it thinks fit, determine to conduct further Buy-Back Tenders within the 12 month approval period, but subject always to the ten per cent limit described above.

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Appendix continued

Assuming for illustrative purposes only that a total of A$500 million worth of RTL Ordinary Shares are bought back under an initial Buy-Back Tender, and the buy-back price under that Buy-Back Tender is A$39.91 (this assumes for illustrative purposes that the relevant market value at the time is A$45.35 and that the tender discount is set at 12 per cent), the number of RTL Ordinary Shares that would be bought back under the initial Buy-Back Tender would be 12,528,188 (being around 2.51 per cent of the total issued RTL Ordinary Shares) and the number of RTL Ordinary Shares which would be bought back under the resulting THA Matching Buy-Back would be 7,524,905. All RTL Ordinary Shares bought back by Rio Tinto Limited will be cancelled. In these circumstances, the number of RTL Ordinary Shares that Rio Tinto Limited could subsequently buy back within the 12 month approval period either under further Buy-Back Tenders or on-market would be 17,425,732.

Further Information
Financial impact
The Buy-Back Tenders and the possible on-Market buy-backs by the Company and Rio Tinto Limited form part of the Rio Tinto Group’s US$1.5 billion capital return programme announced on 3 February 2005. The anticipated funding required for this programme would be well within the debt capacity of the Rio Tinto Group and so is not expected to have any adverse effect on existing operations or current investment plans. In particular, the Group’s gearing and interest cover would remain at prudent levels, and the board does not expect that the Rio Tinto Group’s intended capital return programme would affect the credit ratings of the Rio Tinto Group. By way of illustration, a repurchase of A$500 million worth of RTL Ordinary Shares would increase net debt and reduce shareholders’ funds by A$500 million and, on the basis of the Group’s 2004 audited financial statements, the ratio of net debt to total capital would increase by 2.3 percentage points. Any buy-back of RTL Ordinary Shares from THA does not impact on the Group’s financial capacity as the proceeds remain within the Group
      The precise impact of the buy-backs will not be known until they are completed as this will depend on the buy-back price paid, the number of shares repurchased and the timing of the repurchases. The initial Buy-Back Tender and any subsequent on or off market buy backs by Rio Tinto Limited would be funded from internally generated funds and available surplus cash and borrowing facilities.
      A Buy-Back Tender would reduce Rio Tinto Limited’s available franking credits, though the board expects the Company to continue to be in a position to fully frank its dividends for the reasonably foreseeable future, including in respect of dividends on shares in Rio Tinto Limited held by THA.

Effect on control
As noted, after each Buy-Back Tender, Rio Tinto Limited intends to buy back shares from THA under a THA Matching Buy-Back so that its percentage holding in Rio Tinto Limited does not increase as a result of the Buy-Back Tender.
      While eligible shareholders in Rio Tinto Limited will have an opportunity to participate in each Buy-Back Tender, the percentage of each shareholder’s interest which may be bought back under a Buy-Back Tender will depend on a number of factors, including the discounts at which shareholders tender their RTL Ordinary Shares, the number of RTL Ordinary Shares they tender, the ultimate discount and price set under the Buy-Back Tender, any required scale-back and the number of RTL Ordinary Shares bought back.
      The impact of each of these various factors will not be known until after a Buy-Back Tender has closed. Nonetheless, given the expected size of the Buy-Back Tenders, they are not expected to have any change of control implications for the Group.

DLC implications
Under the dual listed companies structure, the Company, and its subsidiaries, operate together with Rio Tinto Limited, and its subsidiaries as a single economic entity. In particular, the ratio of dividend, voting and capital distribution rights attached to each ordinary share in the Company and to each ordinary share in Rio Tinto Limited is equal to the “Equalisation Ratio”, which was set at the time of the 1995 DLC merger at 1:1 and has remained unchanged. As a Buy-Back Tender would be a buy-back at below prevailing market prices for RTL Ordinary Shares, the board is satisfied that no change to the Equalisation Ratio is required if a Buy-Back Tender proceeds. This will be entrenched in the relevant DLC documents under resolution 6 (see below).

Participation by directors and certain senior executives
While eligible to participate in a Buy-Back Tender, the board has determined that the directors and certain executives involved in implementing the Buy-Back Tender should not participate in the Buy-Back Tender in respect of their holdings in Rio Tinto Limited.

Regulatory approvals
As has been the case in the past with buy-backs undertaken by Rio Tinto Limited, Rio Tinto Limited has sought and been granted approval for the Buy-Back Tenders and the THA Matching Buy-Backs from Australia’s Foreign Investment Review Board. In addition, the Australian Securities and Investments Commission has granted relief to permit all shareholders in Rio Tinto Limited to vote on the Buy-Back Tenders, provided that as required by Rio Tinto’s dual listed companies structure, the Buy-Back Tender is also approved by the Company’s shareholders.
      Finally, for each Buy-Back Tender that proceeds, Rio Tinto Limited intends to obtain a Class Ruling from the Australian Taxation Office confirming the tax treatment for Rio Tinto Limited shareholders who participate.

Resolution 5 – Amendments to the constitution and articles of association
By operation of the Company’s articles of association, Rio Tinto Limited’s constitution and the Sharing Agreement, a purchase by the Company or by Rio Tinto Limited of their own ordinary shares is deemed to be a ‘Class Rights Action’ and so can only proceed if approved by separate special resolutions passed by shareholders of the Company and Rio Tinto Limited.
      In 1998, shareholders passed resolutions authorising for these purposes buy-backs to be made in the future by the Company or by Rio Tinto Limited at or around prevailing market prices. Such approval was sought, and given, in 1998 in order to align the ability of the Company and Rio Tinto Limited to undertake buy-backs with the market practice at that time. That is, to ensure that shareholder approval need only be sought where applicable law required it.
      Since that time, there has been a growing market practice in Australia for companies to undertake off-market tender buy-backs where the buy-back price paid is below prevailing market prices. Subject to obtaining regulatory

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relief, such buy-backs generally do not require shareholder approval. In order to ensure that Rio Tinto Limited (and, for consistency, the Company) also has this ability, changes are being proposed in resolution 5 to the Company’s articles of association and the Rio Tinto Limited constitution and, in resolution 6, to the Sharing Agreement. The effect of these proposed changes is to make it clear that, provided a buy-back complies with all applicable laws (including any applicable regulations and listing rules), a buy-back of shares at, around or below prevailing market prices for the shares being bought back does not require additional shareholder approval for the purposes of the dual listed companies structure. Thus, for example, provided that Rio Tinto Limited complies with all applicable laws (which may or may not require shareholder approval from Rio Tinto Limited’s shareholders), Rio Tinto Limited could in the future undertake such a buy-back without the need for approval from the shareholders of the Company (and vice versa). In particular, while resolution 4 approves Buy-Back Tenders by Rio Tinto Limited during the next 12 months, if resolutions 5 and 6 are passed, Rio Tinto Limited may be able to undertake off-market buy-back tenders in the future without seeking shareholder approval (though, as a general rule, the Australian Corporations Act requires shareholder approval in certain circumstances, including where the number of RTL Ordinary Shares to be bought back in any 12 month period would exceed ten per cent of the minimum number of RTL Ordinary Shares on issue during that period).
      Resolution 5 amends the Company’s articles of association and the Rio Tinto Limited constitution in order to effect this change. Article 33(A)(iii) of the Company’s articles of association currently states that a ‘Class Rights Action’ includes “the purchase by the Company of its own ordinary shares”. Rule 7(a)(iii) of the Rio Tinto Limited constitution is the equivalent provision for Rio Tinto Limited. The amendments sought under resolution 5 will include an exception to this requirement for buy-backs which are at, around or below prevailing market prices for the shares being bought back where such buy-backs comply with applicable laws.
      These amendments require the consent of a special resolution of the public shareholders of each of the Company and Rio Tinto Limited. As noted above, similar changes are proposed to the Sharing Agreement. These changes are the subject of resolution 6 (see below). As the Company’s articles of association and Rio Tinto Limited constitution must be consistent with the Sharing Agreement, resolution 5 is conditional on the passing of resolution 6 (and vice versa).

Resolution 6 – Amendments to the Sharing Agreement
The purpose of resolution 6 is to seek shareholder consent to the amendment of the Sharing Agreement. As noted above in relation to resolution 5, at present under the Sharing Agreement a buy-back of shares by the Company or by Rio Tinto Limited is treated as a ‘Class Rights Action’ and so requires separate shareholder approval to proceed. However, shareholder approval was obtained in 1998 for buy-backs which, amongst other things, occur at or around prevailing market prices. For the reasons discussed in relation to resolution 5 above, it is proposed to ensure that buy-backs which occur at, around or below prevailing market prices for the shares being bought back would not be treated as a Class Rights Action for the purposes of the dual listed companies structure, provided they comply with all applicable laws.
      In addition, in 1998 shareholders approved a change to the Sharing Agreement so that, for the avoidance of doubt, it was clear that a buy-back by the Company or by Rio Tinto Limited would not require a change to the “Equalisation Ratio” provided that the purchases are made at or around prevailing market prices and the price paid does not exceed the maximum set from time to time by applicable laws.
      The board is satisfied that buy-backs which occur at below prevailing market prices for the shares being bought back also do not require a change to the “Equalisation Ratio”. Accordingly, in light of the developing Australian market practice of undertaking buy-backs at below market prices, the board is seeking shareholder approval to make it clear that buy-backs by Rio Tinto Limited (or, for consistency, buy-backs by the Company), at, around or below prevailing market prices for the shares being bought back do not require a change to the “Equalisation Ratio” provided that the price paid does not exceed the maximum set from time to time by applicable law.
      Resolution 6 requires separate approval by the public shareholders of the Company and of Rio Tinto Limited and, in addition, resolution 6 is conditional on the passing of resolution 5 (and vice versa).

Resolution 7 – Share Savings Plan – France
At the 2002 Annual general meeting shareholders approved the rules of the Rio Tinto Share Savings Plan, an employee share plan offered to Rio Tinto plc employees. The terms of the Plan enable special provisions to be made in each jurisdiction, to comply with local regulatory requirements and to obtain favourable local tax treatment. Therefore part of the Plan is designed to qualify for favourable tax treatment in France.
      In order to ensure that options granted to employees resident in France continue to qualify for favourable tax treatment, shareholders are asked to renew approval of the Plan this year to comply with the French requirement that it be approved every 38 months. Shareholders were informed of the French requirement in 2002. The Company will ask shareholders to renew their approval of the Plan at the 2008 AGM.

Resolutions 8 to 11 – Election and re-election of directors
Richard Goodmanson, Ashton Calvert and Vivienne Cox have been appointed directors of the Company since the last annual general meeting, and in accordance with the Articles of Association, are retiring and offer themselves for election.
      The board believes the election of Richard Goodmanson, Ashton Calvert and Vivienne Cox is in the best interests of the Group as their skills, experience and knowledge will enhance and maintain an effective board. All directors were recommended by the Nominations committee following a thorough evaluation process.
      Paul Skinner retires by rotation this year and being eligible, offers himself for re-election. Sir Richard Giordano, Leon Davis AO and John Morschel also retire by rotation, but will not be offering themselves for re-election.
      Following a formal performance evaluation, as described in the Corporate governance report contained in the 2004 Annual report and financial statements and the 2004 Annual review, Paul Skinner’s performance continues to be effective and demonstrates commitment. The board therefore recommends his reelection.
     Brief biographical details of each of the directors standing for election and re-election are given below:

Richard Goodmanson was appointed a director of Rio Tinto with effect from 1 December 2004. He holds degrees in civil

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Appendix continued

Summary of the terms
of the Rio Tinto Limited
Buy-Back Tenders and
further information

engineering, economics, commerce and business administration. During his career he has worked at senior levels for McKinsey & Co., PepsiCo and American West Airlines where he was president and CEO. He joined DuPont in early 1999. In his current position he has responsibility for the non US operations of DuPont, with a particular focus on growth in emerging markets. He also played a major role in the recent restructuring of DuPont’s businesses. He is a director of United Way of Delaware. Richard Goodmanson is 57.

Ashton Calvert AC was appointed a director Rio Tinto with effect from 1 February 2005. He has recently retired as secretary of the Department of Foreign Affairs and Trade of the Government of Australia. He was educated at the University of Tasmania and, as a Rhodes scholar, also gained a doctorate in mathematics from Oxford University. During his career in the Australian foreign service he held appointments in Washington and, on four occasions, in Tokyo, where he was ambassador between 1993 and 1998 prior to his appointment as secretary. In these and other roles he developed extensive experience of the Asian countries which represent key markets for Rio Tinto. Ashton Calvert is 59.

Vivienne Cox was appointed a director of Rio Tinto with effect from 1 February 2005. She is currently executive vice president of BP plc for Integrated Supply and Trading and also for Gas Power and Renewables. She is a member of the BP Group chief executives committee. Vivienne Cox holds degrees in chemistry from Oxford University and in business administration from INSEAD. During her career in BP she has worked in Chemicals, Exploration, Finance, and Refining and Marketing. Vivienne Cox is 45.

Paul Skinner was appointed chairman in November 2003. A director of Rio Tinto since 2001, he is chairman of the Nominations committee and of the Committee on social and environmental accountability. He was previously a Managing Director of The “Shell” Transport and Trading Company plc, a Group Managing Director of The Royal Dutch/Shell Group of Companies, and CEO of its Global Oil Products business. He is a non executive director of Standard Chartered plc and of the Tetra Laval Group. He is also a member of the board of INSEAD business school. Paul Skinner is 60.

Resolution 12 – Re-appointment and remuneration of auditors
The Company is required at each general meeting at which financial statements are laid to appoint auditors who will remain in office until the next general meeting at which financial statements are laid. PricewaterhouseCoopers LLP have expressed their willingness to continue in office for a further year. In accordance with company law and corporate governance best practice, shareholders are also asked to authorise the Audit Committee to fix the auditors’ remuneration.

Resolution 13 – Remuneration report
Shareholders are asked to approve the Remuneration report. A copy of the report is set out on pages 63 to 70 of the 2004 Annual report and financial statements and pages 37 to 44 of the 2004 Annual review. The report can also be found on the Rio Tinto website.

Resolution 14 – To receive the 2004 Annual report and financial statements
The directors are required by company law to present the financial statements, the Directors’ report and the Auditors’ report on the financial statements to the meeting.

Off-market tenders
Rio Tinto Limited proposes to conduct each Buy-Back Tender as an off-market buy-back tender. An off-market buy-back tender involves Rio Tinto Limited inviting each shareholder who is eligible to participate to tender to sell RTL Ordinary Shares to Rio Tinto Limited on the terms to be set out in the relevant Buy-Back Booklet. If Rio Tinto Limited accepts the tender, then a buy-back agreement is formed on those terms.
      Participation in a Buy-Back Tender is on a voluntary basis. Eligible shareholders do not have to sell their RTL Ordinary Shares if they do not want to. Shareholders will also have the right to withdraw tenders during the period in which tenders can be made (the Tender Period) subject to complying with specified notification procedures.

Tender process overview
Each shareholder eligible to participate in a Buy-Back Tender may submit a tender if they wish to sell RTL Ordinary Shares. The tender must specify the number of RTL Ordinary Shares the shareholder offers to sell, which may be up to all of their holding as at the relevant record date and must specify the nominated discount or discounts (between eight per cent and 14 per cent inclusive, at one per cent intervals) to the relevant market price at which the shareholder offers to sell their tendered RTL Ordinary Shares. For these purposes, the relevant market price is the volume weighted average price of RTL Ordinary Shares sold on the Australian Stock Exchange during the five trading days up to and including the closing date of the Tender Period. The volume weighted average price calculation will exclude transactions defined in the Australian Stock Exchange market rules as special crossings, crossings prior to the commencement of normal trading, crossings during the closing phase and the after hours adjust phase and any overseas trades or trades pursuant to the exercise of options over RTL Ordinary Shares, any overnight crossings or other trades that the directors determine to exclude on the basis that the trades are not fairly reflective of natural supply and demand.
      Shareholders will be able to submit offers to sell different blocks of their shareholding for different discounts within the specified discount range, subject to the rule for shareholders who hold 200 RTL Ordinary Shares or less (described below).
      Alternatively, shareholders may submit a ‘Final Price Tender’ in respect of RTL Ordinary Shares they tender. A Final Price Tender is a

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tender in which the shareholder elects to receive the Buy-Back Price (described below) determined through the tender process. The tender form for a Buy-Back Tender may also specify a range of prices (in specific dollar amounts) which can be chosen by tendering shareholders as the minimum price at which they wish to have their RTL Ordinary Shares bought back (Minimum Price), having first selected their tender discount. If the Buy-Back Price under a Buy-Back Tender is below the Minimum Price specified by the shareholder, that tender will not be accepted.
      After the close of the Tender Period, Rio Tinto Limited will determine the largest discount within the range of discounts specified by Rio Tinto Limited (the Buy-Back Discount) which will enable Rio Tinto Limited to buy back the number of RTL Ordinary Shares that it determines to buy-back. The price paid for each RTL Ordinary Share bought back (the Buy-Back Price) will be the Buy-Back Discount applied to the relevant market price (as described above) rounded to the nearest cent. All shareholders submitting successful tenders will receive the same Buy-Back Price for each RTL Ordinary Share bought back.
      If the buy-back proceeds, Rio Tinto Limited will accept RTL Ordinary Shares tendered at a discount which is equal to or greater than the Buy-Back Discount or as a Final Price Tender subject to the scale back mechanism (as described below). Acceptance of tenders is also subject to any Minimum Price set by a participating shareholder in respect of those RTL Ordinary Shares. RTL Ordinary Shares tendered at a discount which is less than the Buy-Back Discount will not be bought back.
      After the close of the Tender Period, Rio Tinto Limited’s shareholders will be advised by announcement to the Australian Stock Exchange of the total number of RTL Ordinary Shares to be bought back, the Buy-Back Discount and the Buy-Back Price.
      Other key terms of any Buy-Back Tender would be as follows.

Shareholders who hold 200 RTL Ordinary Shares or less
Any shareholder who holds 200 RTL Ordinary Shares or less may tender all but not some of their RTL Ordinary Shares under the Buy-Back Tender and they may do so at only one of the specified discounts or as a Final Price Tender.

Scale back mechanism
If the total number of RTL Ordinary Shares tendered at a discount which is equal to or greater than the Buy-Back Discount and as

Final Price Tenders is more than the number of RTL Ordinary Shares Rio Tinto Limited wishes to buy back, then a scale back mechanism will be applied as follows.

(a)	Where the Buy-Back Discount is between eight per cent and 13 per cent inclusive:
	(i)	Tenders conditional on a Minimum Price that is greater than the Buy-Back Price will be rejected
	(ii)	RTL Ordinary Shares tendered at a discount greater than the Buy-Back Discount and as Final Price Tenders will be accepted in full
	(iii)	a Priority Allocation (namely, the first (up to) 200 RTL Ordinary Shares successfully tendered by each shareholder or such lesser number of RTL Ordinary Shares that is determined by Rio Tinto Limited to be the Priority Allocation) will be bought back from each shareholder who tendered RTL Ordinary Shares at a discount equal to the Buy-Back Discount
	(iv)	Excluded Tenders (see below) will be accepted in full and
	(v)	RTL Ordinary Shares tendered at a discount equal to the Buy-Back Discount (other than Final Price Tenders, Priority Allocations and Excluded Tenders) will be scaled back on a pro rata basis.
(b)	Where the Buy-Back Discount is equal to 14 per cent:
	(i)	Tenders conditional on a Minimum Price that is greater than the Buy-Back Price will be rejected
	(ii)	the Priority Allocation will be bought back from each shareholder who tendered RTL Ordinary Shares at a discount equal to the Buy-Back Discount or as a Final Price Tender
	(iii)	Excluded Tenders (see below) will be accepted in full and
	(iv)	RTL Ordinary Shares tendered at a discount equal to the Buy-Back Discount and as Final Price Tenders (other than Priority Allocations and Excluded Tenders) will be scaled back on a pro rata basis.

If a scale back is applied, all fractions will be rounded down to the nearest RTL Ordinary Share.

Excluded Tenders
An Excluded Tender is a tender submitted by a shareholder who tenders all of their RTL Ordinary Shares at a discount equal to or greater than the Buy-Back Discount or as Final Price Tenders and would have a shareholding of

200 RTL Ordinary Shares or less as a result of a scale back. As described above, Excluded Tenders will not be scaled back.

Effect of Buy-Back Tender on voting rights and dividend rights
Shareholders rights to vote and to receive dividends will not be affected merely because they have lodged a tender to sell some or all of their RTL Ordinary Shares to Rio Tinto Limited under a Buy-Back Tender. However, once a buy-back agreement is entered into in respect of RTL Ordinary Shares tendered, by operation of the Australian Corporations Act, the rights attaching to those RTL Ordinary Shares are suspended and immediately after the registration of the transfer of RTL Ordinary Shares bought back by Rio Tinto Limited, the RTL Ordinary Shares are cancelled.

Eligible Shareholders
Subject to certain exceptions (as set out below), Rio Tinto Limited will invite all holders of RTL Ordinary Shares (on its register on the record date to determine entitlements to participate in the Buy-Back Tender) to make an offer to have RTL Ordinary Shares bought back by Rio Tinto Limited under the Buy-Back Tender.
      However, where it is not lawful for shareholders in foreign jurisdictions to participate in a Buy-Back Tender (eg it may be unlawful for Rio Tinto Limited to extend the invitation to such shareholders or Rio Tinto Limited may be prohibited from paying money to such shareholders), such shareholders would not be eligible to participate in the Buy-Back Tender.

Market price of RTL Ordinary Shares
The closing price of RTL Ordinary Shares on the ASX on 2 February, being the last trading day before Rio Tinto Limited announced its intention to seek shareholder approval for a Buy-Back Tender, was A$43.38. Rio Tinto Limited’s highest and lowest market sale prices on the ASX during each of the preceding four months were as follows:

Month	Low	High	VWAP*
	A$	A$	A$

February	42.15	47.34	41.96
January	38.75	43.80	40.44
December	37.81	40.20	37.24
November	36.59	39.52	37.25

Source: IRESS

*Calculated as the total value of RTL Ordinary Shares divided by the total volume of RTL Ordinary Shares traded on the ASX over the specified month.

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